ENDORSEMENT/RIDER

Effective date of this endorsement/rider: July 8, 2009	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 6
To be attached to and form a part of Bond No. 82048499
Issued to: YORK ENHANCED STRATEGIES FUND, LLC

AMENDED TERMINATION ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	The title, and first and second paragraphs of Section 13, Termination, are deleted in their entirety and replaced with the following:
Termination or Cancellation
13.	If the Bond is for a sole ASSURED, it shall not be terminated or cancelled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

If the Bond is for a joint ASSURED, it shall not be terminated or cancelled unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.
2.	The second paragraph of Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q09-1203 (7/2009)